04033529

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to ______

Commission file number 1-5097

JOHNSON CONTROLS AUTOMOTIVE SYSTEMS GROUP PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT (401K) PLAN
(Title of Plan)

JOHNSON CONTROLS, INC.
5757 North Green Bay Avenue
P.O. Box 591
Milwaukee, Wisconsin 53201

(Name and Address of Principal Executive Offices of Employer-Issuer)

JOHNSON CONTROLS AUTOMOTIVE SYSTEMS GROUP PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT (401K) PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

Johnson Controls Automotive Systems Group Production Employees Savings and Investment (401k) Plan
Index to Financial Statements and Supplemental Schedule
December 31, 2003 and 2002

	Page No.
Report of Independent Registered Public Accounting Firm	4
Financial Statements	
Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	6
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2003	7
Notes to Financial Statements	8
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2003*	14
Signature	15
Consents of Independent Registered Accounting Firm	17
Certification	19

*Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

COLEMAN & WILLIAMS, LTD.
A Professional Services Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator
of the Johnson Controls Automotive Systems Group Production Employees S&I (401k) Plan:

We have audited the accompanying statement of assets available for benefits of the Johnson Controls Automotive Systems Group Production Employees S&I (401k) Plan (the Plan) as of December 31, 2003, and the related statement of changes in assets available for plan benefits for the year then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audit. The financial statements and supplemental schedules for the year ended December 31, 2002 were reported on by other auditors, whose report dated June 18, 2003, expressed an unqualified opinion.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Johnson Controls Automotive Systems Group Production Employees S&I (401k) Plan as of December 31, 2003, and the changes in assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's administrator. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coleman & Williams, Ltd.

Milwaukee, Wisconsin
June 18, 2004

316 North Milwaukee Street, Suite 350
Milwaukee, Wisconsin 53202
Telephone 414.278.0170
Facsimile 414.278.1169

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 E. Wisconsin Ave., Suite 1500
Milwaukee WI 53202
Telephone (414) 212 1600

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the Johnson Controls Automotive
Systems Group Production Employees
Savings and Investment (401k) Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Johnson Controls Automotive Systems Group Production Employees Savings and Investment (401k) Plan (the "Plan") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

June 18, 2003

Johnson Controls Automotive Systems Group Production Employees Savings and Investment (401k) Plan

Statements of Net Assets Available for Benefits

	December 31, 2003	December 31, 2002
Assets		
Investments	$ 6,538,577	$ 4,798,269
Participant loans	1,148,173	1,079,197
Total Investments (See Note 3)	7,686,750	5,877,466
Participant contributions	19,872	23,523
Net assets available for benefits	$ 7,706,622	$ 5,900,989

The accompanying notes are an integral part of the financial statements.

Johnson Controls Automotive Systems Group Production Employees Savings and Investment (401k) Plan

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2003
Additions	
Additions to net assets attributed to:	
Investment income:	
Net appreciation in fair value of investments	$ 1,394,830
Interest and dividends	117,418
	1,512,248
Contributions:	
Participants'	864,080
Total additions	2,376,328
Deductions	
Deductions from net assets attributed to:	
Benefits paid to participants	540,113
Administrative fees	1,229
Total deductions	541,342
Net increase prior to transfers	1,834,986
Transfers to other plans, net	(29,353)
Net increase	1,805,633
Net assets available for benefits:	
Beginning of year	5,900,989
End of year	$ 7,706,622

The accompanying notes are an integral part of the financial statements.

Note 1 - Description of the Plan

The Johnson Controls Automotive Systems Group Production Employees Savings and Investment (401k) Plan (the "Plan"), formerly the Johns Creek Savings and Investment Plan, is a defined contribution plan adopted effective September 1, 1998 for participation by eligible employees of ASG Production Employees, a Johnson Controls, Inc. ("JCI", the "Company" and "employer") production facility. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is administered by the Benefits Administrative Committee appointed by the Company.

Note 2 - Organization and Accounting Policies

Accounting Method

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expenses

Administrative expenses are paid by the Plan, as allowed by Plan provisions, with all remaining expenses paid by the Company.

Savings and Investment Master Trust

All of the Plan's assets are included under a master trust arrangement, the Johnson Controls, Inc. Savings and Investment Master Trust ("Master Trust"), trusteed by Fidelity Management Trust Company. All investments of the Master Trust, except the investment in the U.S. Equity Index Commingled Pool and the Fixed Income Fund, are stated at market value, based on quoted market prices. The fair value of the investment in the U.S. Equity Index Commingled Pool reflects a unit value computed daily based on share price, dividend information and the value of the fund's short-term investments. The guaranteed investment contracts within the Fixed Income Fund are stated at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals.

Note 2 - Organization and Accounting Policies (cont.)

Savings and Investment Master Trust (cont.)
Investment income of the Master Trust is allocated among the participating plans daily based on the plans' relative equity interests in each of the Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation are recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

The Statements of Financial Position as of December 31, 2003 and 2002 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2003 for the Master Trust are presented in Note 10.

The Plan's assets accounted for less than one percent (1%) of the assets held in the Master Trust at both December 31, 2003 and 2002.

Participant forfeitures of unvested employer contributions of $89,119 and $75,750, related to the Plan, were in the Master Trust at December 31, 2003 and 2002, respectively.

Risks and Uncertainties
The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Participant Loans
The Plan allows participants to borrow funds from their accounts. Regular payroll deductions are required to repay a loan. The loan will bear interest at a reasonable rate on the basis of rates charged by commercial lenders at the loan's inception. Loans must be repaid in full at the time of retirement or termination.

Reclassifications
Certain reclassifications have been made to the prior year financial statements to conform with the current year presentation.

Note 3 - Investments

The fair value of investments, including those individual investments that represent 5% or more of the Plan's assets, are as follows:

	December 31, 2003	December 31, 2002
Investments at fair value as determined by quoted market price:		
Fidelity Funds:		
Magellan, 5,065 and 4,919 shares, respectively	$ 495,091	$ 388,374
Retirement Government Money Market Portfolio, 649,760 and 397,491 shares, respectively	649,760	397,491
JCI Common Stock, 31,163 and 32,812 units, respectively	3,807,462	2,780,781
Investments at estimated fair value:		
Fixed Income Fund, 837,006 and 808,741 units, respectively	837,006	808,741

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,394,830 as follows:

Investments at fair value as determined by quoted market price:	
Fidelity Funds	$ 139,397
Janus Fund	23,699
Putnam Funds	259
Strong Common Stock	14,823
Artisan Fund	1,322
JCI Common Stock	1,170,193
	1,349,696
Investments at estimated fair value:	
U.S. Equity Index Commingled Pool	45,134
Net increase in fair value	$ 1,394,830

Note 4 - Participant Accounting

Participant recordkeeping is performed by Fidelity Investments Institutional Retirement Services Company ("Fidelity"). For all investment programs other than the JCI Common Stock Fund and the U.S. Equity Index Commingled Pool, Fidelity maintains participant balances on a share method. Participant investments in the JCI Common Stock Fund and the U.S. Equity Index Commingled Pool are accounted for on a unit value method. The unit value for the fund is computed daily based on share price, dividend information and the value of the fund's short-term investments. At December 31, 2003 and 2002, the Plan held 31,163 and 32,812 units, respectively, of the JCI Common Stock Fund at the unit values of $122.18 and $84.75, respectively, and as of the same dates, 10,150 and 4,219 units of the U.S. Equity Index Commingled Pool at the unit values of $33.77 and $26.27, respectively

Note 4 - Participant Accounting (cont.)

Plan assets of $295,432 and $160,184 have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2003 and 2002, respectively, but who have not yet received distributions as of that date.

Note 5 - Contributions

Participants can designate an amount up to fifteen percent (15%) of their gross wages for contribution to the Plan. No employer match is contributed to the Plan. Participant contributions are deposited in the investment programs of their choice. Participant contribution balances may be reallocated by participants among the investment programs at any time in increments of one percent. However, participants can reallocate deposits out of the Fixed Income Fund no more than once each calendar quarter in order to maximize the rate of return for that fund.

Note 6 – Transfers from Other Plans

Certain participants, who were previously participants of an affiliated JCI plan, transferred their interest in the Master Trust into the Plan. These transfers totaled $4,813,054 for the year ended December 31, 2002.

Note 7 - Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 20, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC").

Note 8 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 9 – Party-in-Interest Transactions

Transactions involving JCI common stock, participant loans and the funds administered by Fidelity Management Trust Company, trustee of the Plan, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

Note 10 - Johnson Controls, Inc. Savings and Investment Master Trust

Following are the Statements of Financial Position as of December 31, 2003 and 2002 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2003 for the Master Trust:

Johnson Controls, Inc. Savings and Investment Master Trust
Statements of Financial Position

	December 31,	
	2003	2002
Assets		
Investments at fair value:		
Fidelity Puritan Fund	$ 52,738,194	$ 33,117,905
Fidelity Magellan Fund	145,717,173	111,770,055
Fidelity Growth & Income Portfolio	87,107,088	44,545,260
Fidelity Overseas Fund	42,508,097	11,967,759
Fidelity Asset Manager	38,092,049	10,901,180
Fidelity Low Price Stock	20,255,025	-
Fidelity Asset Manager: Growth	35,534,735	16,296,886
Fidelity Asset Manager: Income	9,688,874	3,690,704
Fidelity Retirement Government Money Market Portfolio	70,861,257	16,850,133
Fidelity Institutional Short-Intermediate Government Portfolio	28,713,916	16,474,440
Fidelity Short-Term Investment Fund	2,576,251	5,854,622
U.S. Equity Index Commingled Pool	196,779,710	62,436,091
Artisan Mid Cap Fund	40,875,812	-
Aim Small Cap Growth Fund	26,122,000	-
Janus Fund	-	40,286,123
Strong Common Stock Fund	-	22,860,301
JCI Common Stock Fund	901,409,596	357,897,459
Participant Loans	56,072,274	39,155,606
	1,755,052,051	794,104,524
Investments at contract value:		
Fidelity Income Portfolio	241,298,862	215,108,310
Total Assets	$ 1,996,350,913	$ 1,009,212,834
Participating Plans' Equity	$ 1,996,350,913	$ 1,009,212,834

Note 10 - Johnson Controls, Inc. Savings and Investment Master Trust (cont.)

Johnson Controls, Inc. Savings and Investment Master Trust
Statement of Operations and Changes in Participating Plans' Equity

	Year Ended December 31, 2003
Additions	
Additions to net assets attributed to:	
Investment Income:	
Fidelity Puritan Fund	$ 7,297,835
Fidelity Magellan Fund	27,122,987
Fidelity Growth & Income Portfolio	11,619,627
Fidelity Overseas Fund	7,094,289
Fidelity Asset Manager	3,572,149
Fidelity Low Price Stock	1,497,674
Fidelity Asset Manager: Growth	4,748,513
Fidelity Asset Manager: Income	746,125
Fidelity Institutional Short-Intermediate Government Portfolio	(246,056)
Artisan Mid Cap Fund	7,108,013
U.S. Equity Index Commingled Pool	29,686,511
Putnam International Equity Fund	3,349,383
Aim Small Cap Growth Fund	5,040,135
Janus Fund	12,439,449
Strong Common Stock Fund	7,924,278
JCI Common Stock Fund	159,842,073
	288,842,985
Contributions	
Participant	110,428,706
Employer	5,202,622
	115,631,328
Interest and dividend income	22,177,304
Total additions	426,651,617
Deductions	
Deductions from net assets attributed to:	
Participant withdrawals	102,978,475
Administrative fees	345,448
Total deductions	103,323,923
Net increase prior to reallocations and transfers from other plans	323,327,694
Participant reallocations from investments outside the Master Trust	663,849,337
Transfers to other plans, net	(38,952)
Net increase	987,138,079
Net assets available for benefits:	
Beginning of year	1,009,212,834
End of year	$ 1,996,350,913

Johnson Controls Automotive Systems Group Production Employees Savings and Investment (401k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Plan Number 123, EIN: 39-1510404

December 31, 2003

Identity of issue, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value		Current Value
* Fidelity Funds:			
Fixed Income	837,006 shares	$	837,006
Puritan	5,089 shares		93,986
Magellan	5,065 shares		495,091
Growth & Income	2,636 shares		93,928
Overseas	1,922 shares		60,401
Asset Manager	1,547 shares		24,376
Low Price Stock Fund	441 shares		15,431
Asset Manager: Growth	2,157 shares		30,802
Asset Manager: Income	2,248 shares		27,315
Retirement Government Money Market Portfolio	649,760 shares		649,760
Short-Intermediate Government Portfolio	2,476 shares		24,163
U.S. Equity Index	10,150 shares		342,780
AIM Small Cap Growth Fund	274 shares		7,112
Artisan Mid Cap Fund	1,124 shares		28,964
* JCI Common Stock	31,163 shares		3,807,462
			6,538,577
* Participant Loans (1)			1,148,173
Total investments		$	7,686,750

(1) There were 464 outstanding loans to participants at December 31, 2003, with varied maturities of up to 5 years. Each loan's interest rate is fixed at the prime rate as of the beginning of the calendar quarter in which it is issued. Interest rates range between 4.00% and 9.50%.

* Indicates party-in-interest.

Johnson Controls Automotive Systems Group Production Employees Savings and Investment (401k) Plan

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Johnson Controls, Inc. Benefits Administrative Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

JOHNSON CONTROLS AUTOMOTIVE SYSTEMS GROUP PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT (401k) PLAN

By: ____________________

Stephen A. Roell
Senior Vice President and
Chief Financial Officer
JOHNSON CONTROLS, INC.

June 25, 2004

Johnson Controls Automotive Systems Group Production Employees Savings and Investment (401k) Plan

Index to Exhibits

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm
32	Certification of Periodic Financial Report by the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-66073) of Johnson Controls, Inc. of our report dated June 18, 2004 relating to the financial statements of the Johnson Controls Automotive Systems Group Production Employees Savings and Investment (401K) Plan, which appears in this Form 11-K.

Coleman & Williams, Ltd.

Milwaukee, Wisconsin
June 25, 2004

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-66073) of Johnson Controls, Inc. of our report dated June 18, 2003 relating to the financial statements of the Johnson Controls Automotive Systems Group Production Employees Savings and Investment (401k) Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
June 25, 2004

EXHIBIT 32

CERTIFICATION OF PERIODIC FINANCIAL REPORTS

We, John M. Barth, Chairman and Chief Executive Officer and Stephen A. Roell, Senior Vice President and Chief Financial Officer, of Johnson Controls, Inc., certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Annual Report on Form 11-K of the Johnson Controls Automotive Systems Group Production Employees Savings and Investment (401K) Plan (the "Plan") for the year ended December 31, 2003 (the "Periodic Report") which this statement accompanies fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) and

(2) information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 25, 2004

John M. Barth

Stephen A. Roell